AUTOINFO, INC.
6413 Congress Ave – Suite 260
Boca Raton, Florida 33487
November 4, 2009

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.

Attention:	Mr. David R. Humphrey, Branch Chief
Ms. Amy Geddes, Staff

Re:	Response to comment letter dated October 21, 2009
AutoInfo, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 001-11497

Ladies and Gentlemen:

AutoInfo, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated October 21, 2009 (the “Comment Letter”) regarding the above-referenced 1934 Act filing.

For the convenience of the Staff’s review, we have set forth the comment, contained in the Comment Letter, in italics above our response.

Form 10-K for the year ended December 31, 2008

Note 2. Advances and Other Assets, page F-l0

3.
Refer to your response to our previous comment 3.  In view of the rapidly growing significance of these activities, please provide us with additional detailed information about these loans and with regard to your related policies and procedures.  Please state the specific purposes for which these loans are made and tell us how the funds are spent.  That is, please indicate how the funds must be used and/or describe any material restrictions on their use.  Tell us whether any loan is currently in or expected to go into default, how you determine a sales agent’s eligibility for such a loan, whether such loans are made as a normal part of adding sales agents to your network and if so, the average size of each loan.  We may have further comment on your response.

Response:  In response to the Staff’s comment, we have addressed below the business purpose underlying the referenced loans, the policies and procedures that the Company has implemented and follows with respect thereto and the Company’s periodic evaluation of impairment.

Business Purpose

An integral component of the Company’s growth strategy is, and has been, the expansion of its independent sales agent network. In the past two years, the Company has expanded this strategy to include independent sales agents with the experience and opportunity to build the infrastructure required to generate opportunities for significant increases in revenues.  As the Company’s year-over-year results reflect, this initiative has been successful.  In identifying these opportunities, the Company analyzes a prospective sales agent’s customer relationships, financial stability, industry experience and past performance.  Based upon the results of such analysis the Company determines its level of interest in affiliating with the target sales agent and evaluates such sales agent’s capital needs to support its integration into the Company’s business and to maximize the agent’s potential revenue growth, and thus revenue contribution to the Company.

Policy and Procedures

The Company’s agent expansion and recruiting program includes several components which are tailored to the specific needs of individual agent groups.  Each of these situations has differing characteristics and are addressed and evaluated on a case-by-case basis.  The options considered by the Company to support a new sales agent’s business expansion include signing bonuses, short-term advances, non-interest bearing loans, long-term advances and interest bearing loans.

Loans have been utilized in a limited number of sales agent opportunities and the loan proceeds are restricted in use. Such funds can be used by independent sales agents only to invest in operating facilities, equipment and personnel, which typically includes both sales and operating staff.  These are viewed by the Company as contributing to future revenue enhancement that will benefit the Company.

The Company’s policy in evaluating the propriety of utilizing loans as a component of an offer to a sales agent, includes the following:

Term of the agency agreement;
Projected revenues and margins for the term of the agreement;
Personal financial reviews of the agency and its principals;
Availability of collateral; and
Ability to repay the loan during the term of the agency agreement.

Collectability and Impairment

All loans are routinely reviewed for collectability and impairment based upon the following criteria:

Performance of the independent sales agent – revenue generation and growth;
Timely payments of principal and interest; and
Updated collateral appraisals and guarantees.

The Company’s revenues generated from the group of agents to whom loans have been made are as follows:

2007	$22.0 Million
2008	$75.8 Million

Based upon the Company’s periodic evaluation of these items (at least quarterly), all loans are presently performing, properly collateralized and the Company does not foresee any loans being in default in the foreseeable future.  Historically, the Company has not reserved against or written off any amount related to any loan to an agent.  The Company will expand its disclosures in future filings to reflect this periodic review and impairment testing of these balance sheet items.

* * * * * * *

AutoInfo, Inc. acknowledges that:

▪	It is responsible for the adequacy and accuracy of the disclosure in its filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions or comments regarding this response.

Sincerely,

AutoInfo, Inc.

/s/ William Wunderlich
William Wunderlich
Chief Financial Officer